UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001 -80
Company Registry ID (NIRE) nº 33300275410
Publicly-held Company

SUMMARY OF THE DECISIONS OF THE EXTRAORDINARY SHAREHOLDER MEETING THAT TOOK PLACE IN NOVEMBER 13, 2009

By shareholders representing 80.22% of the voting stock of the Company present at the meeting, the following resolutions were taken, here summarized:

1. Approved unanimously, the reverse stock split of the 14,942,685 Shares that represent the Company’s capital stock, in the proportion of 50 (fifty) Shares to 1 (one) Share of the same type, transforming them into a total of 298,853 Shares, being 115,448 common and 183,405 preferred shares.

2. Approved unanimously, the simultaneous stock split of the 298,853 Shares that represent the Company’s capital stock, in the proportion of 1 (one) Share to 200 (two hundred) Shares of the same type, transforming them into a total of 59,770,600 Shares, being 23,089,600 common and 36,681,000 preferred shares.

3. Approved unanimously, the delegation of powers to the Company’s Executive Officers to implement all the necessary actions for the realization of the reverse stock split and stock split of the Shares.

4. Due to the reverse stock split and simultaneous stock split of the Shares, it was unanimously approved, the Amendment of the caput of Article 5 of the Company’s Bylaws, in order to adapt the total number of shares that make up the Company’s capital stock, which will become effective with the following wording:

“Article 5 – The Company’s Capital Stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 preferred shares, all of which registered book-entry shares with no par value.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.